March 2, 2015

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Notice of Disclosure Filed in the Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Swedish Export Credit Corporation has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2014, which was filed with the Securities and Exchange Commission on February 24, 2015. The disclosure can be found under the heading “Item 4.B Business Overview—Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934” in the Annual Report on Form 20-F and is incorporated by reference herein.

Respectfully submitted,

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)
(Swedish Export Credit Corporation)
(Registrant)

By:	/s/ Susanna Rystedt
Susanna Rystedt
Chief Administrative Officer